

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2016

Mail Stop 4720

<u>Via E-mail</u>
Michael M. Ozimek
Chief Financial Officer
TrustCo Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302

      **Re: TrustCo Bank Corp NY
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 4, 2016
              File No. 000-10592**

Dear Mr. Ozimek:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Stephanie L. Sullivan

                Stephanie L. Sullivan
                Senior Assistant Chief Accountant
                Office of Financial Services